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                              April 4, 2022

       Michael Brousset
       Chief Executive Officer
       Waldencast Acquisition Corp.
       10 Bank Street, Suite 560
       White Plains, NY 10606

                                                        Re: Waldencast
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed March 7, 2022
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed March 21,
2022
                                                            File No. 333-262692

       Dear Mr. Brousset:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2022 letter.

       Amendment No. 2 to F-4 filed March 21, 2022

       Q: How does the Sponsor intend to vote their shares?, page xxxix

   1.                                                   We note your disclosure
on pages xxxix, 21 and elsewhere in the registration
                                                        statement that the
Sponsor and its affiliates may purchase or enter into agreements to purchase shares from
public shareholders, which could have the effect of increasing the likelihood of
satisfying the requirements to approve the Business Combination. Please confirm all such
purchases outside of the redemption offer will satisfy the conditions set forth in Tender Offers
and Schedules C&DI 166.01.
 Michael Brousset
FirstName
WaldencastLastNameMichael
             Acquisition Corp.Brousset
Comapany
April       NameWaldencast Acquisition Corp.
       4, 2022
April 24, 2022 Page 2
Page
FirstName LastName
Summary of the Proxy Statement/Prospectus
Obagi, page 2

2. We acknowledge your revised disclosures in response to prior comments 3 and 13. Please further revise your disclosures to state whether you or Obagi have received any communications, whether oral or written, from the FDA or other similar regulatory authorities regarding the continued marketing and sale of products containing HQ or arbutin or the Skintrinsiq device, or any related issues. Please also revise to clarify whether you are aware of any other device similar to the Skintrinsiq device that pursued or is pursuing FDA authorization.
3. We acknowledge your response to our prior comment 6 that Obagi offers alternative arbutin products in jurisdictions that prohibit the dispensing of prescription products without a pharmacy or license. You also disclose on page 275 that the European
         Commission has expressed concerns on the potential use of arbutin in cosmetic products and for which it completed a public consultation in April 2021. Please expand your disclosure as appropriate of the use of arbutin in cosmetic products, including the risks associated with this ingredient, any statements the FDA or European Commission has made regarding this ingredient, either publicly or to you or Obagi, and clarify whether this ingredient is permitted to be used in other countries such as those in Asia-Pacific.
Risk Factors, page 38

4. We note your revised disclosures regarding the post-transaction ownership percentage by the Sponsor, including in certain scenarios assuming various levels of redemption. Please add disclosure as appropriate, including in a risk factor, regarding any risks arising from the significant ownership by the Sponsor following the transaction. Information About Obagi, page 271

5. We note your revised disclosures in response to prior comment 14. Your disclosure continues to refer to Obagi products as "rooted in science" and
science-backed,    or refers
         to the products' efficacy in terms of having the ability to prevent or improve various skin conditions. For example, you state on page 273 that Obagi Medical products' reputation lies in the "robust clinical evidence" that you have developed, and that your Obagi
         Medical products use medical-grade formulations. However, you also acknowledge that the significant majority of your products are not approved by the FDA, even when required. We continue to have concerns regarding the many references in your registration statement to your products being supported by scientific studies, medical-grade, or being clinically proven, as these terms imply approval by the FDA or a similar regulatory authority. Please advise why it is appropriate to include references to various clinical trials in your registration statement when they are not the basis for regulatory approval, and to imply conclusions without discussing the underlying data. Please substantially revise your disclosures to remove any implications that your products have been approved by a regulatory authority.
 Michael Brousset
FirstName
WaldencastLastNameMichael
             Acquisition Corp.Brousset
Comapany
April       NameWaldencast Acquisition Corp.
       4, 2022
April 34, 2022 Page 3
Page
FirstName LastName
Intellectual Property, page 284

6.       We acknowledge your revised disclosures in response to prior comment
16. We note your
         response that you do not believe any patents due to expire within the next five years will have a material effect on your net revenue or overall business. Please revise your disclosures on page 276 to discuss this information.
Information About Milk, page 290

7. We note your revised disclosures in response to prior comment 17. Please revise to state the termination date or clarify the start date for the 36 months. Sales and Distribution Strategy, page 294

8. We note your response to our prior comment 18. Please also disclose, if true, that your distribution agreements with Sephora do not contain any minimum purchase requirements.
Exhibits

9. We acknowledge your response to our prior comment 22, which we reissue in part. We refer to the first and fourth rows of your fee table exhibit. Please explain the inclusion for two separate rows, which appear to be for Waldencast plc Class A ordinary shares, and revise to clarify the 43,320,867 "Ordinary shares", or advise.
10. We note your footnote to your Exhibit index stating that certain portions of exhibits have been omitted pursuant to Item 601(b)(10) of Regulation S-K. Please revise to include a prominent statement at the top of the first page of Exhibits 10.38 and
10.39 that certain
         identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item
         601(b)(10)(iv) of Regulation S-K.
11.      We acknowledge your revised disclosures in response to prior comment
12. We note that
         the tax opinion exhibit continues to refer to assumptions, exceptions, limitations and qualifications set forth in the Registration Statement, which continues to have references to assumptions that the domestication qualifies as a F reorganization. Please revise to clarify the qualifications in the Registration Statement upon which the tax opinion relies.
       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Dorrie Yale at 202-551-8776 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
 Michael Brousset
Waldencast Acquisition Corp.
FirstName
April 4, 2022  LastNameMichael Brousset
Comapany
Page    4      NameWaldencast Acquisition Corp.
April 4, 2022 Page 4
cc:       Max Mayer-Cesiano
FirstName LastName